

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2023

Ilan Levin
Chief Executive Officer
Moringa Acquisition Corp
250 Park Avenue, 7th Floor
New York, NY 10177

      Re: Moringa Acquisition Corp
          Preliminary Proxy Statement on Schedule 14A
          Filed July 13, 2023
          File No. 001-40073

Dear Ilan Levin:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Real Estate & Construction

cc: Gary M. Emmanuel, Esq